Upright Investments Trust
Q1 & Q2 Semi-Annual Meeting
Google Meet
August 23, 2021

Attendees: Alice Chen, Evelyn Kung, Chao Cho (Marco) Yeh, Liz Hsu, David Chiueh
Date: Monday, August 23, 2021
Time: 5:30 pm – 7:30 PM
Location: Due to COVID-variant the Board Meeting will be held online via Google Meet

Agenda

I. **Contracts Renewal**
   The Board approved the renewal of the Investment Advisory Contract and Administration
   Contract for October 1, 2021.

II. **Board Compliance Overview**
   1) N-1A filing (Prospectus / SAI / Other Information / CRS).
      This was filed on March 9, 2021 in accordance with the guidance given in the
      instructions.
   2) Upright Assets Allocation Plus Fund distributed long term gains of $0.05 per share on
      12/28/2020. Total distribution was $ $6,486.25.
   3) SEC brought to our attention a statement on the 2020 Upright Growth Fund Annual
      Report under Footnote #1, which states "The Upright Investments Trust… is registered as
      an open-end <u>diversified</u> management Investment Company… The Trust presently
      includes Upright Growth Fund…")
      <u>This statement has been updated in the 2021 Semi-Annual Report to say</u>, "The Upright
      Investments Trust… is registered as an investment Company under the Investment
      Company Act of 1940… The Trust presently includes Upright Growth Fund, **a non-
      diversified Fund**.)

   - Evelyn asked to clarify the major difference between a diversified and a non-diversified fund.
   - David explained that a "diversified" fund allows up to 25% of fund assets invested in securities
   that account for more than 5% of total fund assets or to own more than 10% of a single issuer's
   outstanding voting securities. That 25% becomes 50% for a "non-diversified" fund.

III. **Fidelity Bond**
   The Board gave approval to the administrator to purchase Fidelity Bond at a competitive rate to
   be effective on October 1, 2021.

IV. **Fund Taxes**
   A. Federal tax, Form 1120-RIC, filed on time in 2021, certified receipt
   B. State tax, Form CBT100, filed on time in 2021, certified receipt
   C. Excise tax, Form 8316, filed on time in 2021, certified receipt



Hartford Financial Products
RENEWAL BUSINESS BINDER

09/20/2021

To: Mark Liftman

Firm:	Theodore Liftman Insurance Inc
Address:	101 Federal St 22nd Floor
City/State:	Boston, MA
Tel:	(617) 439-9595
E-mail:	mark@liftman.com
Fax:	

From: Mandy Sanders

Department:	Financial Institution Fidelity
Address:	7400 College Boulevard
City/State:	Overland Park KS
Tel:	(913) 693-8561
E-mail:	MANDY.SANDERS@THEHARTFORD.COM
Fax:	

Please read this document carefully. This temporary and conditional Binder of Insurance contains time sensitive requirements to bind coverage.

Insured Name:	**Upright Investments Trust** 349 Ridgedale Ave, East Hanover, NJ 07936
Proposed Renewal of Policy Number:	08 FI 0298267
Proposed Policy Period:	10/01/2021 - 10/01/2022
Binder Period:	10/01/2021 – Policy Issuance
Policy Form:	Investment Company Bond
Insuring Company:	Hartford Fire Insurance Co., an **Admitted** Company
Payment Terms:	Within 30 days, and no later than 10/31/2020

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following temporary and conditional Binder for Insurance on behalf of the Hartford Fire Insurance Co. **Hartford Fire Insurance Co. is a member of The Hartford Insurance Group and is rated A+ (Superior), XV ($2 billion or more in capital and surplus and conditional reserves) by A.M. Best.**

Please note that this Insurer is admitted to provide this coverage in the state of NJ. It is your agency's/brokerage's responsibility to conform with the Laws & Regulations of the applicable jurisdiction, including, but not limited to, payment of premium taxes, procuring of affidavits and compliance with surplus lines laws.

Please be advised in those jurisdictions where countersignature is required, The Hartford will use its designated countersignature agent unless you request and receive authorization from The Hartford for use of an alternative countersignature agent. Responsibility for fees will be borne by you.

The Financial Institution Fidelity Department is an underwriting unit of Hartford Financial Products (HFP), one of the largest domestic providers of management liability insurance. HFP is a division of the member companies of The Hartford Financial Services Group, Inc. (NYSE:HIG). Through our individual underwriting units we offer a host of insurance products for management and professional liability including **Directors & Officers, Cyber Liability, Fiduciary/Fidelity**, **General Partnership**, **Errors and Omissions**, and **Employment Practices**. HFP is among the market leaders in providing various "cutting edge" financial products including **Representations & Warranties Insurance**. If you would like to inquire further about any coverage listed above, please do not hesitate to contact us or to explore our web site at www.hfpinsurance.com.

We appreciate this opportunity to work with you and look forward to discussing this temporary and conditional Binder in further detail.

This Binder is valid for 30 days from 9/30/16 or until the inception date of the Proposed Policy Period, whichever date first arrives.

COVERAGES SINGLE LOSS LIMIT OF LIABILITY*	**SINGLE LOSS**	**DEDUCTIBLE****
I. Employee	$250,000	$10,000
II. Premises	$250,000	$10,000
III. Transit	$250,000	$10,000
IV. Forgery or Alteration	$250,000	$10,000
V. Securities	$250,000	$10,000
VI. Counterfeit Currency	$250,000	$10,000
VII. Computer Systems Fraudulent Entry	$250,000	$10,000

VIII. Voice Initiated Transaction	$250,000	$10,000
IX. Telefacsimile Transfer Fraud	$250,000	$10,000
X. Uncollectible Items of Deposit	$25,000	$5,000
XI. Audit Expense	$25,000	$5,000
XII. Stop Payment	$25,000	$5,000
XIII. Unauthorized Signatures	$250,000	$10,000

ANNUAL PREMIUM:*** $930

*   *Limit of Liability: In the Aggregate each Policy Period, inclusive of Claims Expenses, and excess of the Retention.*
**   *Retention: Each Claim inclusive of Claims Expenses.*
***   *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

ADDITIONAL CONDITIONS	POLICY BILLING INFORMATION
N/A	**Type:** Broker Bill Return Remittance to: **Via Check** (Made payable to Hartford Fire Insurance Company) Hartford Fire Insurance Company C/O Bank of America 3793 Collection Center Dr. Chicago, IL 60693 **Via Wire Transfer** ABA Number: 026-009-593 For Account: Hartford Fire Ins. Co. Account Number: 375-157-7481 Reference: policy 08 FI 0298267 Upright Investment Trust For billing inquiries email us at HFP_Billing@thehartford.com.

ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS

1. F6000 - Investment Company Bond
2. F6002 - Subsidiary Rider
3. F6018 -Amend General Conditions B. Notice to Underwriter of Mergers, Consolidations or Other Acquisitions Rider
4. F6051 - Adding Insureds Rider - Upright Growth Fund; Upright Growth and Income Fund; Upright Assets Allocation Plus Fund
5. F6052 Amend Notice – Proof – Legal Proceedings Against Underwriter – 60 days
6. F5267 - Producer Compensation Notice
7. HG00H00900 Mailing Address for Claims Endorsement
8. F6016 - In Witness Signature Rider

Note: Endorsement titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding form number above.

SUBJECTIVITIES

This Binder is subject to the underwriter's receipt review and acceptance of the following prior to binding:

None

This group of subjectivities is required **prior to binding**, and in the event that they are not received, reviewed and accepted, The Hartford fully reserves its rights to amend the Policy. In addition, we do not waive any rights or defenses we may have in connection with the Policy, nor are we estopped from asserting all or any defenses that we may have available to us under the Policy.

This is a temporary and conditional Binder and is conditioned upon underwriter's **receipt, review and acceptance** of the additional information specified above. If any such information is not received, reviewed and accepted by The Hartford, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and any binder issued pursuant thereto.

Please be aware that if prior to the effective date of binding coverage there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this Binder, the applicant must advise The Hartford immediately and prior to the effective date of the policy period. The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and binder issued pursuant thereto.